ABRAMS GARFINKEL MARGOLIS BERGSON, LLP

ATTORNEYS AT LAW

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July 18, 2007

VIA FACSIMILE ONLY 202.772.9202

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3561

Attn: Beverly A. Singleton

Re: Aviation Upgrade Technologies, Inc., a Nevada corporation
             Form 10-KSB for the year ended December 31, 2006
             File 0-28347

Dear Ms. Singleton:

As you know, this law firm represents Aviation Upgrade Technologies, Inc., a Nevada corporation ("Company"). The purpose of this letter is to memorialize my phone message to you, in which the Company requested an extension of time to respond to your comment letter dated July 3, 2007, and that you have granted an extension of time to respond until August 3, 2007. Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned directly at 925.828.3555.

Your assistance in this matter is very greatly appreciated. Thank you.

Sincerely,

ABRAMS GARFINKEL MARGOLIS BERGSON, LLP



By: Karin C. Carter